PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED MAY 14, 2001)                    Registration No. 333-55722






                             SUMMIT LIFE CORPORATION

            200,000 Minimum, 1,000,000 Maximum Shares of Common Stock

                         Offering Price $1.00 Per Share







         This Prospectus Supplement supplements our Prospectus dated May 14, 2001. Accordingly, you should read this Prospectus Supplement in conjunction with the Prospectus. Capitalized terms used in this Prospectus Supplement have the meanings specified in the Prospectus.






                          (continued on following page)

                      ------------------------------------


         Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                      ------------------------------------








            The date of this Prospectus Supplement is August 7, 2001


         On August 1, 2001, we filed with the Securities and Exchange Commission certain financial information as of and for the period ended June 30, 2001, the material portions of which are set forth below.

Summary Financial Data

         Operating Data

         The following table sets forth selected information regarding operating results for the periods indicated.

                                                                              Six Months Ended
                                                Year Ended December 31,           June 30,
                                                -----------------------    -----------------------
                                                 1999           2000        2000           2001
                                                --------       --------    --------       --------
                                                                  (in thousands)

Statement of Operations Data:
         Revenues                               $    813       $    571    $    382       $    496
         Benefits, losses and expenses             1,704            975         469            588
         Net Loss                                   (884)          (404)        (87)           (91)


         Balance Sheet Data
                                                                 As of June 30, 2001
                                                --------------------------------------------------
                                                                         As Adjusted (1)
                                                              ------------------------------------
                                                   Actual     Minimum Offering    Maximum Offering
                                                   ------     ----------------    ----------------
                                                                 (in thousands)
Balance Sheet Data:
         Cash and cash equivalents                 $1,535           $1,695              $2,259
         Total assets                               6,349            6,509               7,073
         Total liabilities                          5,257            5,257               5,080
         Stockholders' equity                       1,092            1,252               1,993


-------------------------

(1) Gives effect to the sale of the minimum and maximum number of shares of common stock offered hereby, and the application of the estimated proceeds therefrom. See "USE OF PROCEEDS" and "CAPITALIZATION" in our prospectus dated May 14, 2001.

Results of Operations

         This prospectus supplement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Such statements are based upon numerous assumptions about future conditions which may ultimately prove to be inaccurate and actual events and results may materially differ from anticipated results described in such statements. Important factors that could cause actual results to differ materially from our expectations include the risks inherent generally in the insurance and financial services industries, the impact of competition and product pricing, changing market conditions, the risks disclosed in our annual report on Form 10-KSB for the year ended December 31, 2000 under "Item 6--Management's Discussion and Analysis or Plan of Operation," as well as the risks disclosed in our prospectus dated May 14, 2001, of which this prospectus supplement is a part. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. We assume no duty to update or revise our forward-looking statements based on changes in internal estimates or expectations or otherwise. As a result, the reader is cautioned not to place reliance on these forward-looking statements.

 Three Months Ended June 30, 2001 Compared to Three Months ended June 30, 2000

         Revenue. Total revenues increased 100% from $219,248 to $439,046 for the three months ended June 30, 2000 and June 30, 2001, respectively. Revenues attributable to life insurance increased 422% from $32,607 to $170,247 for the three months ended June 30, 2001, compared to the same period ended June 30, 2000. The increase was due primarily to the continued sale of insurance contracts.

         Investment income increased 206% from $90,083 for the three months ended June 30, 2000 to $276,191 for the three months ended June 30, 2001, primarily as a result of the sale of a communications tower lease for $186,000.

         Net losses on trading securities of $17,431 were reported for June 30, 2001. We began trading securities in the fourth quarter of 2000 and are required to report unrealized gains and losses in operations. The realized gain or loss for each trading security may differ materially depending on the date of sale, the underlying performance of the represented company and other market conditions.

         Other income decreased from $91,750 for the three months ended June 30, 2000 to $9,522 for the three months ended June 30, 2001. A one time gain of $67,592 from the sale of real estate was recognized in the second quarter of 2000.

         Costs and Expenses. Total expenses increased 82% from $207,874 to $379,480 for the three months ended June 30, 2000 and 2001, respectively. Such increase was primarily attributable to reserve increases associated with our writing of new business.

         Policy benefits decreased slightly from $26,883 to $22,211 for the comparable periods. Policy reserves increased $150,907 for the comparable periods. Depreciation and amortization increased from $12,301 to $28,528 for the three months ended March 31, 2000 and 2001, respectively, as we continued to amortize the block of business acquired with Great Midwest Life Insurance Company. General expenses increased 8% from $120,539 to $130,069 for the comparable periods.

         Income/Loss. We reported net income for the three months ended June 30, 2001 of $47,066, compared to a net loss for the three months ended June 30, 2000 of $1,126. We continued to increase revenues from life insurance and held operating costs steady during the quarter.

         We reported net income per share of $0.02 per share for the three months ended June 31, 2001, compared to a net loss of $0.00 per share for the three months ended June 30, 2000.

   Six Months Ended June 30, 2001 Compared to Six Months ended June 30, 2000

         Revenue. Total revenues increased 30% from $382,052 to $496,368 for the six months ended June 30, 2000 and June 30, 2001, respectively. Revenues attributable to life insurance increased 227% from $61,878 to $202,265 for the six months ended June 30, 2001, compared to the same period ended June 30, 2000. The increase was due primarily to the continued sale of insurance products.

         Investment income increased 84% from $193,588 for the six months ended June 30, 2000 to $356,289 for the three months ended June 30, 2001, primarily as a result of the sale of a communications tower lease for $186,000.

         Net losses on trading securities of $73,862 were reported for the period ended June 30, 2001. We began trading securities in the fourth quarter of 2000 and are required to report unrealized gains and losses in operations. The realized gain or loss for each trading security may differ materially depending on the date of sale, the underlying performance of the represented company and other market conditions.

         Other income decreased from $97,055 for the six months ended June 30, 2000 to $18,506 for the six months ended June 30, 2001. A one time gain of $67,592 from the sale of real estate was recognized in the second quarter of 2000.

         Costs and Expenses. Total expenses increased 25% from $469,003 to $587,743 for the six months ended June 30, 2000 and 2001, respectively. Such increase was primarily attributable to reserve increases associated with our writing of new business.

         Policy benefits decreased from $60,550 to $57,900 for the comparable periods. Policy reserves increased $133,949 for the comparable periods.
Depreciation and amortization increased from $30,367 to $57,485 for the six months ended June 30, 2000 and 2001, respectively, as we continued to amortize the block of business acquired with Great Midwest Life Insurance Company. General expenses decreased 13% from $257,165 to $223,169 for the comparable periods as a result of management cost containment programs.

         Loss. We reported a net loss for the six months ended June 30, 2001 of $91,375, compared to a net loss for the six months ended June 30, 2000 of $86,951. We continued to increase revenues from life insurance and held operating costs steady during the quarter.

         We reported a net loss per share of $0.05 per share for the six months ended June 31, 2001, compared to a net loss of $0.05 per share for the three months ended June 30, 2000.

Liquidity and Capital Resources

         Total assets were $6,349,059 at June 30, 2001, compared to $6,162,682 at December 31, 2000, an increase of 3.0%. The increase was due to the receipt of new annuity deposits.

         Total liabilities, primarily insurance reserves for future policyholder benefits, were $5,257,232 at June 30, 2001, compared to $5,187,382 at December 31, 2000, an increase of 1%. The increase was due primarily to new annuity deposits.

         Total stockholders' equity was $1,091,827 at June 30, 2001, compared to $975,300 at December 31, 2001, an increase of 12%. The increase was attributable to the sale of 200,200 shares of common stock, sold pursuant to a public offering of our stock.

         The principal requirements for liquidity in connection with our operations are our contractual obligations to policyholders and annuitants. Our contractual obligations include payments of surrender benefits, contract withdrawals, policy loans and claims under outstanding insurance policies and annuities. Payment of surrender benefits is a function of "persistency," which is the extent to which insurance policies are maintained by the policyholder. Policyholders sometimes do not pay premiums, thus causing their policies to lapse, or policyholders may choose to surrender their policies for their cash surrender value. If actual experience of a policy or block of policies is different from the initial or acquisition date assumptions, a gain or loss could result. Depending on the nature of the underlying policy, a lapse or surrender may result in surrender charge revenue or surrender benefit expense. Such amounts may be less than, or greater than, unamortized acquisition expenses and/or the related policy reserves; accordingly, current period earnings may either increase or decrease. Additionally, policy lapses and surrenders may result in lost future revenues and profits associated with those policies that are lapsed or surrendered.

         Although we currently have a $200,000 bank line of credit, we fund most of our activity directly from cash flow from operations and cash flow from financing activities, which includes deposits to policyholders' account balances. The line of credit extends to July 2002, with amounts borrowed thereunder bearing interest at prime plus .5%. At June 30, 2001 and as of the date of this Report, $200,000 was outstanding under the line of credit.

         On January 13, 1999, we acquired 100% of the outstanding common stock of Great Midwest Life Insurance Company, a Texas-chartered life insurance company. The total cost of the acquisition was approximately $939,000. Of the purchase price, cash of $607,000 was paid to seven of eight stockholders with the eighth stockholder receiving a promissory note for a principal amount of $332,000, payable in three equal annual installments at an annual interest rate of 6% on the unpaid principal balance. We partially funded the cash portion of the purchase price with a $350,000 loan from a bank. The loan accrued interest at an index rate plus .5%, payable monthly, and originally matured on July 9, 1999, at which time we paid $100,000 of the principal amount owed and renewed the balance for a six-month term maturing January 9, 2000. The balance of the loan was paid December 31, 1999 using operating cash flow and the proceeds from the sale of Benefit Capital Life Insurance Company, our wholly owned subsidiary. In addition, during the three months ended June 30, 2001, we paid the last of the three installments on the promissory note held by a former stockholder of Great Midwest.

         We have made and intend to make substantial expenditures in connection with our subsidiary's acquisition and marketing programs. Historically, we have funded these expenditures from cash flow from operations.

         We believe that the liquidity resulting from the sale of our common stock, together with anticipated cash from continuing operations, should be sufficient to fund our operations and to make required payments under our credit facility and the annual 10% dividend on the Series A Preferred Stock, for at least the next 12 months. We may not, however, generate sufficient cash flow for these purposes or to repay the note at maturity. Our ability to fund operations and to make scheduled principal and interest payments will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Recent Events

         On August 1, 2001, our wholly owned subsidiary, Great Midwest Life Insurance Company acquired through an assumption reinsurance agreement 100% of the inforce life insurance business of Presidential Life Insurance Company of Dallas, Texas, for a net cash purchase price of approximately $165,000. The acquired business consists primarily of individual life insurance business with policy reserves and annual premium of approximately $780,000 and $120,000, respectively.

Submission of Matters to Vote of Security Holders

         We held our annual stockholders' meeting on May 10, 2001. Two proposals were voted on by the stockholders: 1) election of directors, and 2) ratification of the appointment of Grant Thornton LLP as independent auditors. All proposals were approved by a majority of the votes cast at the meeting as follows:

         (a)  Two directors were elected to serve a three-year term.

              James L. Smith and M. Dean Brown were each elected as a Class 2 director for a term expiring at the 2004 annual meeting:

              James L. Brown:                    M. Dean Brown:

              1,812,377 shares voted in favor    1,812,377 shares voted in favor
              857 shares withheld                857 shares withheld

              Charles L. Smith and Thomas D. Sanders, who are Class 1 directors with terms expiring at the 2002 annual meeting, and Gary L. Ellis, a Class 3 director whose term expires at the 2003 annual meeting, were not up for reelection and continued on as directors.

         (b)  Ratification   of  the   appointment  of  Grant  Thornton  LLP  as
              independent auditors:

              In favor:    1,053,911
              Against:       753,117
              Abstain:         6,206

Financial Statements

         Our unaudited consolidated financial statements as of and for the period ended June 30, 2001 are provided on pages S-7 through S-11.

                    Summit Life Corporation and Subsidiaries

                           Consolidated Balance Sheets

                                     ASSETS

                                                     June 30,      December 31,
                                                        2001            2000
                                                   ------------    ------------
                                                    (Unaudited)
INVESTMENTS
      Debt securities-held to maturity             $    328,075    $    328,075
      Debt securities-available for sale              2,482,137       2,426,607
      Equity securities-trading                         212,424         113,643
      Equity securities-available for sale               12,500           8,915
      Equity securities-other                            66,788          63,663
      Mortgages                                         716,175         734,220
      Notes receivable                                  200,624         207,658
      Short-term investments                                  0               0
      Policy loans                                       32,823          33,382
      Investment in limited partnerships                 58,122          57,300



                                                   ------------    ------------
                                                      4,109,668       3,973,463

CASH AND CASH EQUIVALENTS                             1,535,080       1,436,338

RECEIVABLES
      Accrued investment income                          42,707          41,984
      Advances to affiliates                             10,300           9,928
                                                   ------------    ------------
                                                         53,007          51,912

PROPERTY AND EQUIPMENT-AT COST
      Building and improvements                         129,419         129,419
      Furniture and equipment                           116,570         116,570
      Automobiles                                        22,015          22,015
                                                   ------------    ------------
                                                        268,004         268,004
             Less accumulated depreciation             (116,478)       (102,638)
                                                   ------------    ------------
                                                        151,526         165,366
      Land                                               56,000          56,000
                                                   ------------    ------------
                                                        207,526         221,366
OTHER ASSETS
      Cost in excess of net assets of businesses
             acquired, less accumulated amortization     37,500          40,000
      Deferred policy acquisition costs                  49,527          57,527
      Value of purchased insurance business             286,851         321,851
      Deferred income taxes                              37,241          37,241
      Other                                              32,659          22,984
                                                   ------------    ------------
                                                        443,778         479,603
                                                   ------------    ------------

                                                   $  6,349,059    $  6,162,682
                                                   ============    ============

The accompanying notes are an integral part of these interim financial statements


                    Summit Life Corporation and Subsidiaries


                           Consolidated Balance Sheets

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                      June 30,      December 31,
                                                                         2001            2000
                                                                    ------------    ------------
                                                                     (Unaudited)

LIABILITIES
      Policy reserves and policyholder funds                        $  4,829,773    $  4,708,295
      Unpaid claims                                                       18,779         175,951
      Accounts payable                                                    82,066          39,458
      Accrued liabilities                                                 13,549          15,424
      Notes payable                                                      313,065         248,254
      Other liabilities                                                        0               0
                                                                    ------------    ------------
                                                                       5,257,232       5,187,382


STOCKHOLDERS' EQUITY
      Common stock, $.01 par value                                        24,678          22,676
      Preferred stock, series A, $.001 par value, stated at
              liquidation value                                          500,000         500,000
      Preferred stock, series B, $1.00 par value                         350,000         350,000
      Preferred stock, series B subscribed                               650,000         650,000
      Additional paid-in capital                                       3,121,794       2,923,596
      Common stock of parent held by subsidiary                          (95,000)        (95,000)
      Accumulated other comprehensive income (loss)
              Unrealized appreciation (depreciation) of available         12,820         (19,882)
              for sale securities
      Accumulated deficit                                             (2,822,465)     (2,706,090)
             Less preferred stock subscriptions receivable              (650,000)       (650,000)
                                                                    ------------    ------------
                                                                       1,091,827         975,300

                                                                    ------------    ------------
                                                                    $  6,349,059    $  6,162,682
                                                                    ============    ============


The accompanying notes are an integral part of these interim financial statements


                    Summit Life Corporation and Subsidiaries
                      Consolidated Statements of Operation
                                   (Unaudited)

                                                                             Three Months Ended              Six Months Ended
                                                                                  June 30,                       June 30,
                                                                         --------------------------    --------------------------
                                                                             2001           2000           2001           2000
                                                                         -----------    -----------    -----------    -----------
Revenues
      Insurance premiums                                                 $   177,170    $    43,488    $   220,985    $    82,305
      Reinsurance premium ceded                                               (6,923)       (10,881)       (18,720)       (20,427)
                                                                                        -----------    -----------    -----------
           Net premium income                                                170,247         32,607        202,265         61,878
      Investment activity
           Investment income                                                 276,191         90,083        356,289        193,588
           Net realized gains on sale of available for sale securities           517          4,808         (6,830)        29,531
           Net losses on trading securities                                  (17,431)          --          (73,862)          --
      Other                                                                    9,522         91,750         18,506         97,055
                                                                         -----------    -----------    -----------    -----------
                                                                             439,046        219,248        496,368        382,052
Benefits, losses and expenses
      Policy benefits                                                         22,211         26,883         57,900         60,550
      Change in policy reserves                                              189,697         38,790        228,620         94,671
      Interest expense                                                         5,375          4,678         10,201         13,248
      Taxes, licenses and fees                                                 3,600          4,683         10,368         13,002
      Depreciation and amortization                                           28,528         12,301         57,485         30,367
      General, administrative and other operating expenses                   130,069        120,539        223,169        257,165
                                                                         -----------    -----------    -----------    -----------
                                                                             379,480        207,874        587,743        469,003
                                                                         -----------    -----------    -----------    -----------
             Earnings (Loss)
               before income taxes                                            59,566         11,374        (91,375)       (86,951)
Income tax provision                                                            --             --             --             --
                                                                         -----------    -----------    -----------    -----------

                       NET EARNINGS (LOSS)                               $    59,566    $    11,374    $   (91,375)   $   (86,951)

Preferred Stock Dividend Requirement                                          12,500         12,500         25,000         25,000
                                                                         -----------    -----------    -----------    -----------

             NET EARNINGS (LOSS) APPLICABLE TO COMMON
             SHARES                                                     $     47,066    $    (1,126)   $  (116,375)   $  (111,951)
                                                                         ===========    ===========    ===========    ===========

Earnings (Loss) per common share -
               Basic and diluted
                                                                        $      0.02    $      0.00    $     (0.05)   $     (0.05)
                                                                        ===========    ===========    ===========    ===========

Weighted average outstanding common shares,
      basic and diluted                                                   2,259,605      2,248,605      2,254,105      2,248,605
                                                                        ===========    ===========    ===========    ===========


The accompanying notes are an integral part of these interim financial statements



                    Summit Life Corporation and Subsidiaries

                 Consolidated Statement of Stockholders' Equity

                         Six Months Ended June 30, 2001
                                   (Unaudited)




                                                     Common Stock              Preferred Stock "A"           Preferred Stock "B"
                                                     ------------              -------------------           -------------------
                                                                              Shares        Liquid-         Shares         Liquid-
                                                Shares          Par            Out-          ation           Out-           ation
                                  Total         Issued         Value         standing        Value         standing         Value
                              ------------   ------------   ------------   ------------   ------------   ------------   ------------

Balance at January 1, 2001    $    975,300      2,267,605   $     22,676          5,000   $    500,000        350,000   $    350,000

Issuance of common stock           200,200        200,200          2,002           --             --             --             --

Dividends on preferred stock       (25,000)          --             --             --             --             --             --

Issuance of Series B
  preferred                           --             --             --             --             --             --             --

Comprehensive income
  Net income (loss)                (91,375)          --             --             --             --             --             --
  Other comprehensive inc
  (loss)
  Unrealized gain on                32,702           --             --             --             --             --             --
  investments                 ------------
      Comprehensive inc
       (loss)                      (58,673)
                              ------------                  ------------   ------------   ------------   ------------   ------------

Balance at June 30, 2001      $  1,091,827      2,467,805   $     24,678          5,000   $    500,000        350,000   $    350,000
                              ============   ============   ============   ============   ============   ============   ============


                                                Common       Accumulated
                                               Stock of          Other                      Preferred
                               Additional     Parent Held   Comprehensive    Preferred        stock
                                 Paid-in          by            Income        stock       subscriptions   Accumulated
                                 Capital      Subsidiary        (Loss)      subscribed     receivable       Deficit
                              ------------   ------------   ------------   ------------   ------------   ------------


Balance at January 1, 2001    $  2,923,596   $    (95,000)  $    (19,882)  $    650,000   ($   650,000)  $ (2,706,090)

Issuance of common stock           198,198           --             --             --             --             --

Dividends on preferred stock          --             --             --             --             --          (25,000)

Issuance of Series B
  preferred                           --             --             --             --             --             --

Comprehensive income
  Net income (loss)                   --             --             --             --             --          (91,375)
  Other comprehensive inc
  (loss)
  Unrealized gain on                  --             --           32,702           --             --             --
  investments
      Comprehensive inc
       (loss)
                              ------------   ------------   ------------   ------------   ------------   ------------

Balance at June 30, 2001      $  3,121,794   $    (95,000)  $     12,820   $    650,000   ($   650,000)  $ (2,822,465)
                              ============   ============   ============   ============   ============   ============

The accompanying notes are an integral part of these interim financial statements


                    Summit Life Corporation and Subsidiaries

                 Condensed Consolidated Statement of Cash Flows
                                   (Unaudited)

                                                                Six Months Ended
                                                                    June 30,
                                                           --------------------------
                                                               2001           2000
                                                           -----------    -----------

Increase (Decrease) in Cash and Cash Equivalents

Net cash provided by (used in) operating activities        $   (70,722)   $  (167,400)

Net cash provided by (used in) investing activities             (5,359)     1,803,225

Net cash provided by (used in) financing activities            174,823       (316,617)

                                                           -----------    -----------
       NET INCREASE (DECREASE) IN CASH
          AND CASH EQUIVALENTS                                  98,742      1,319,208

Cash and cash equivalents at the beginning of the period     1,436,338        935,746
                                                           -----------    -----------

Cash and cash equivalents at the end of the period         $ 1,535,080    $ 2,254,954
                                                           ===========    ===========



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month and six month periods ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. For further information, refer to the consolidated annual financial statements and footnotes thereto for the year ended December 31, 2000.







The accompanying notes are an integral part of these interim financial statements